Exhibit 99.1

Rick Waugh announces his retirement from Scotiabank effective January 31, 2014; Brian Porter to take on role of President and CEO effective November 1, 2013

TORONTO, May 31, 2013 /CNW/ - Scotiabank Chief Executive Officer Rick Waugh today announced his intention to retire as CEO effective November 1, 2013 after 10 years in the role and 43 years with the Bank.  He will remain a Director of the Board and assume the role of Deputy Chairman of the Bank until January 31, 2014.

The Board of Directors has appointed Brian Porter to the role of President and Chief Executive Officer effective November 1, 2013.  Brian was appointed to the role of President on November 1, 2012, and just prior to that was Group Head, International Banking, overseeing all of the Bank's personal, small business and commercial banking operations in more than 55 countries outside of Canada. Brian was also Scotiabank's Group Head of Global Risk Management and Treasury.   He joined Scotiabank in 1981, and has held a variety of other management positions, including Deputy Chairman of Global Banking and Markets.

"Rick Waugh has guided Scotiabank through a period of tremendous growth, generating exceptional returns for shareholders and employees during some very turbulent times. His focus on customers, diversification, emerging markets and risk management along with his strong values, has shaped the growth and direction of the Bank over the last ten years," said John Mayberry, Chairman of the Board.

The Board expressed its confidence in Brian Porter appointing him President in November 2012.  Mayberry added, "We are pleased to take the next step in succession today by confirming him in the role of President and CEO effective November 1, 2013.   Brian has a tremendous range of experience across the Bank, including the critical role of Chief Risk Officer. The Board is confident in Brian's ability to continue to produce strong results and build on the straightforward and proven business model that has worked so well for customers, shareholders and employees."

"I want to congratulate Brian Porter on his appointment to President and Chief Executive Officer," said Rick Waugh, CEO, Scotiabank.  "He has had an exceptional career at Scotiabank.  Brian and the management team bring the right experience, values and culture to ensure our Bank's continued success."

"It is a distinct privilege to have been entrusted with the role of President and Chief Executive Officer, and I would like to thank the Board of Directors and Rick Waugh for their confidence in my ability to continue to deliver superior, consistent and predictable results for all of our stakeholders," said Brian Porter, President, Scotiabank.

Scotiabank is a leading multinational financial services provider and Canada's most international bank. With more than 83,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. In December 2012, Scotiabank became the first Canadian bank to be named Global Bank of the Year and Bank of the Year in the Americas by The Banker magazine, a Financial Times publication. With assets of $754 billion (as at April 30, 2013), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

Diane Flanagan diane.flanagan@scotiabank.com (416) 933-2176
Ann DeRabbie ann.derabbie@scotiabank.com (416) 933-1344

CO: Scotiabank

CNW 15:17e 31-MAY-13